For immediate release

RANDGOLD RESOURCES INCLUDED IN FTSE 250

London, 11 September 2003 – It was announced yesterday, that with effect from 22 September 2003 Randgold Resources (LSE: RRS) (NASDAQ: GOLD), the London Stock Exchange and Nasdaq listed gold mining and exploration business, will be included in the FTSE 250 Index. The company expects that its inclusion in the index will result in a significant increase in the liquidity of its shares in the London market.

Inclusion in the index makes Randgold Resources eligible for investment from tracker funds and may also attract the interest of funds benchmarking themselves against the FTSE indices. It will also be the only pure gold company in the top 350 companies included in the FTSE UK indices.

"This is a significant step in our capital markets strategy. Membership of the FTSE 250 will significantly raise our profile in the London market and should increase demand for our shares," chief executive Dr Mark Bristow said. "It also strengthens our established position in London, which has re-emerged as the primary international mining market."

Randgold Resources owns 40% of the Morila mine in Mali, which it discovered and developed, has advanced projects in Mali and Côte d'Ivoire, and a portfolio of exploration prospects in those countries as well as Senegal and Tanzania. It was listed on the London Stock Exchange in 1997 and on Nasdaq in 2002. Randgold Resources recently announced that it had made an indicative merger proposal to the Ghana-based Ashanti, and the two companies are currently engaged in a mutual due diligence.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +44 779 775 2288	Financial Director Roger Williams +44 779 771 9660	Investor & Media Relations Kathy du Plessis +27 11 728 4701 Cell: +27 (0) 83 266 5847 randgoldresources@dpapr.com

BACKGROUND ON RANDGOLD RESOURCES:

Randgold Resources is an African gold mining and exploration business incorporated in the Channel Islands in 1995 and listed on the London Stock Exchange in 1997 and on Nasdaq in 2002. It has to date discovered the 7 million ounce Morila deposit in southern Mali, the 1.5 million ounce Yalea Deposit in western Mali and the 3 million ounce Tongon deposit in the Côte d'Ivoire. The Company successfully developed the Morila deposit into one of the world's largest and highest-margin gold mines which, in 2002, produced just over 1 million ounces at a total cash cost of US$74/ounce. Randgold Resources has advanced feasibility projects at Loulo in Mali and Tongon in Côte d'Ivoire. In addition, it has a portfolio of prospective exploration projects in Mali, Côte d'Ivoire, Senegal and Tanzania. Its reserves and resources currently total some 12 million attributable ounces.

DISCLAIMER:

Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on assumptions and beliefs in light of the information currently available. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. For a discussion of important factors and risks involved in Randgold Resources' business, refer to Randgold Resources' Annual Report on Form 20-F for the year ended 31 December 2002, which was filed with the US Securities and Exchange Commission on 27 June 2003. Randgold Resources does not undertake any obligation to update any forward looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.